July 12, 2012

VIA EMAIL

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Washington, D.C.  20549

           Re:               Drewry’s Brewing Company
Amendment No. 5 to Registration Statement on Form S-1
Filed March 26, 2012
File No. 333-173309

Dear Mr. Reynolds:

In response to your letter of April 25, 2012 regarding the above-referenced issuer, Drewry’s Brewing Company (the "Company"), please be advised that the Company is responding to the Staff’s comments in this letter.  As requested in your letter, this letter references where each response to your specific comment was made in each respective filing.  For ease of reference, we have followed the numbering format of your letter in responding:

General

1.
 Since you appear to qualify as an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

•	Describe how and when a company may lose emerging growth company status;

•
A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	Your election under Section 107(b) of the Act:

28494 Westinghouse Place, Suite 213 | Valencia, California 91355
661.449.9630 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

o
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

o
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explain that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures in MD&A.

RESPONSE:

Comment complied with through the disclosure on the cover page of the prospectus that the Company is an emerging growth company and through disclosure of the Company’s status as an emerging growth company and its elections under the JOBS Act.

Business, page 21

1.
We note your response to comment 3 in our letter dated November 9, 2011.  The revised disclosure does not appear to match the information contained in Exhibit 10.3 and in the “Summary Information About Drewys” section on page 6 regarding the Holihan trademark transfer from Holihan/van Houten Inc.  Please revise or advise.

RESPONSE:

Comment complied with through revised disclosure.

Industry Overview, page 23

Domestic Beer Market, page 23

RESPONSE:

2.	We reissue comment 5 in our letter dated November 9, 2011. Please revise or advise.

28494 Westinghouse Place, Suite 213 | Valencia, California 91355
661.449.9630 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

RESPONSE:

Comment complied with through deletion of this reference.

Plan of Operation, page 27

1.	We note your response to comment 9 in our letter dated November 9, 2011. The total dollar amount for Phase Two appears to be incorrect. Please revise or advise.

RESPONSE:

Comment complied with through revision of the table.

2.	We note your response to comment 10 in our letter dated November 9, 2011 and we reissue it in part. Please revise to clarify what you mean by “complete the product development”.

RESPONSE:

Comment complied with through a clarification of the terms used.

Report of Independent Registered Public Accounting Firm, page F-1

3.	Please advise your independent accountant to revise the opinion paragraph of the audit report to cover the balance sheet as of December 31, 2010.

RESPONSE:

Comment complied.

In connection with the Company’s responses to your comments, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

28494 Westinghouse Place, Suite 213 | Valencia, California 91355
661.449.9630 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also filing a letter acknowledging the above in a filing with the Commission being made at the same time that this correspondence is being filed.

Please contact me with any questions.

Sincerely,

MCDOWELL ODOM LLP

/s/ Claudia McDowell
      Claudia J. McDowell

/CJM
Enclosures

28494 Westinghouse Place, Suite 213 | Valencia, California 91355
661.449.9630 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com